Strategic Action Plan to Enhance Shareholder Value

SPRING 2014

Forward-Looking Statement

During the course of this presentation, Darden Restaurants' officers and employees may make forward-looking statements concerning the Company's expectations, goals or objectives. Forward-looking statements regarding our expected earnings per share and U.S. same-restaurant sales for the fiscal year, new restaurant growth and all other statements that are not historical facts, including without limitation statements concerning our future economic performance, plans or objectives, are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements to reflect events or circumstances arising after such date. We wish to caution investors not to place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. The most significant of these uncertainties are described in Darden's Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports). These risks and uncertainties include the ability to achieve the strategic plan to enhance shareholder value including the separation of Red Lobster, the high costs in connection with a spin-off which may not be recouped if the spin-off is not consummated, food safety and food-borne illness concerns, litigation, unfavorable publicity, risks relating to public policy changes and federal, state and local regulation of our business including health care reform, labor and insurance costs, technology failures, failure to execute a business continuity plan following a disaster, health concerns including virus outbreaks, intense competition, failure to drive sales growth, failure to successfully integrate the Yard House business and the additional indebtedness incurred to finance the Yard House acquisition, our plans to expand our smaller brands Bahama Breeze, Seasons 52 and Eddie V's, a lack of suitable new restaurant locations, higher-than-anticipated costs to open, close, relocate or remodel restaurants, a failure to execute innovative marketing tactics and increased advertising and marketing costs, a failure to develop and recruit effective leaders, a failure to address cost pressures, shortages or interruptions in the delivery of food and other products, adverse weather conditions and natural disasters, volatility in the market value of derivatives, economic factors specific to the restaurant industry and general macroeconomic factors including unemployment and interest rates, disruptions in the financial markets, risks of doing business with franchisees and vendors in foreign markets, failure to protect our service marks or other intellectual property, impairment in the carrying value of our goodwill or other intangible assets, a failure of our internal controls over financial reporting, or changes in accounting standards, an inability or failure to manage the accelerated impact of social media and other factors and uncertainties discussed from time to time in reports filed by Darden with the Securities and Exchange Commission.

Important Additional Information

The Company, its directors and certain of its executive officers are participants in solicitations of Company stockholders. Information regarding the names of the Company's directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company's proxy statement for its 2013 annual meeting of stockholders, filed with the SEC on August 6, 2013. Additional information can be found in the Company's Annual Report on Form 10-K for the year ended May 26, 2013, filed with the SEC on July 19, 2013 and its Quarterly Reports on Form 10-Q for the first two quarters of the fiscal year ended May 25, 2014 filed on September 30, 2013 and January 2, 2014, respectively. To the extent holdings of the Company's securities have changed since the amounts printed in the proxy statement for the 2013 annual meeting of stockholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge at the SEC's website at www.sec.gov.

STOCKHOLDERS ARE ENCOURAGED TO READ ANY COMPANY SOLICITATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of any solicitation statement and any other documents filed by the Company with the SEC at the SEC's website at www.sec.gov. In addition, copies will also be available at no charge at the Investors section of the Company's website at http://investor.darden.com/investors/investor-relations/default.aspx.

Table of Contents

I. Darden Overview and Priorities for Value Creation

We Are a Premier Full Service Restaurant Company

PREMIER BRANDS


Red Lobster
Olive Garden
Italian Restaurant
Bahama Breeze
LongHorn
Steakhouse
Seasons 52
Fresh Grill
The Capital Grille
Eddie V's
Yard House


Sustained
Industry Leadership &
Superior Value Creation
Red Lobster
Olive Garden
LongHorn Steakhouse
Specialty Restaurant Group
Strong Collective Experience and Expertise
A Cost-Effective Support Platform
Significant and Durable Operating Cash Generation
A WINNING CULTURE

A COMPANY WITH A STRONG FOUNDATION

- Portfolio of unique and differentiated brands
- Industry leading AUVs, margins and restaurant-level returns
- Significant sales and earnings growth over the past decade
- History of robust and durable cash flow generation
- Investment grade credit profile
- Nearly $4 billion of cash returned to shareholders over the past 10 years

DARDEN

Since the Start of the Great Recession, Darden Has Outperformed

DARDEN CUMULATIVE SAME-RESTAURANT SALES FROM BEGINNING OF FY2009 THROUGH FY2014 Q2 IS 5.5% HIGHER THAN KNAPP-TRACK™



Cumulative Same-Restaurant Sales
FY2009 to FY2014 Q2
8 %
6 %
4 %
2 %
0 %
(2)%
(4)%
(6)%
(8)%
(10)%
(12)%
Jun-08
FY2009
FY2010
FY2011
FY2012
FY2013
Q2 FY2014
Longhorn +6.5 %
Seasons 52 (0.5)%
Bahama Breeze (0.7)%
Darden (3.2)%
Olive Garden (3.4)%
Red Lobster (6.8)%
Knapp-Track™ (ex. Darden) (8.7)%

Note: Darden SRS is comprised of Olive Garden, Red Lobster and LongHorn. Cumulative SRS is calculated as the cumulative SRS from Jun-08 (beginning of FY2009) through Q2 FY2014 using the annual SRS plus the average of the first two quarters of FY2014, divided by two to account for half a year.

DARDEN

Our Casual Dining Brands Have Strong Average Unit Volumes Compared to Other Chains

ALL OF OUR BRANDS SURPASSED THE CASUAL DINING MAJOR CHAIN AVERAGE AUV OF $2.8MM IN 2013



Annual Average AUV ($mm)
Darden Concepts
Peers
$ 8.2
$ 6.2
$ 5.5
$ 4.6
$ 3.7
$ 3.0
$ 10.4
Casual Dining Major Chain Average¹: $2.8mm
$ 3.2
$ 2.8
$ 1.8
Yard House
Seasons 52
Bahama Breeze
Olive Garden
Red Lobster
LongHorn Steakhouse
The Cheesecake Factory
Outback Steakhouse
Chili's
Ruby Tuesday

Source: Latest 10Ks, 2013 Nation's Restaurant News Top 100 Report (June 2013) for Casual Dining major chain average
Note: AUVs are latest fiscal year.
[1] Average of 13 Casual Dining chains with > 200 units, excluding Darden brands.

DARDEN

Restaurant Level Margins Are Top Tier

OUR RESTAURANT LEVEL MARGINS ARE STRONG COMPARED TO OTHER MAJOR CHAIN COMPETITORS, EVEN EXCLUDING RENT EXPENSE


Restaurant Level Margins[1]
Most Recent Fiscal Year
24.2%
23.9%
23.8%
23.0%
22.2%
DARDEN
The Cheesecake Factory
BLOOMIN' BRANDS
BRINKER INTERNATIONAL
RubyTuesday

Source: Most recent 10K filings

[1] Reflects latest reported fiscal year. Restaurant Level Margins = (Company owned restaurant sales – food & beverage expenses – restaurant labor – restaurant expenses (excluding rent and marketing) - pre-opening expenses) / Company owned restaurant sales.

DARDEN

We Also Have a Rigorous Focus on Costs

OUR SELLING EXPENSE IS ABOVE INDUSTRY AVERAGE TO DRIVE INDUSTRY LEADING AUVs AND OUR G&A IS IN-LINE, BUT WE DO SEE OPPORTUNITY FOR ADDITIONAL SUPPORT COST OPTIMIZATION

Selling Expenses



median = 3.7%
4.8%
5.7%
4.3%
3.0%
0.3%
DARDEN
Ruby Tuesday
BLOOMIN' BRANDS
BRINKER INTERNATIONAL
The Cheesecake Factory

General & Administrative Expenses



median = 5.8%
5.1%
8.3%
6.1%
5.4%
4.9%
DARDEN
BLOOMIN' BRANDS
The Cheesecake Factory
Ruby Tuesday
BRINKER INTERNATIONAL

Source: Most recent 10K filings
Note: All numbers are reflective of most recent fiscal year. General & Administrative Expenses calculated as (SG&A as reported – selling expenses) / Company owned restaurant sales. Adjustments made for non-recurring items.

We Have Achieved Significant Growth Over the Past Decade


10-Year Stacked Same-Restaurant Sales
10.6 %
4.5 %
(6.5)%
(28.3)%
DARDEN
22.7%
13.7
(0.8)%
Olive Garden
LongHorn Steakhouse
Red Lobster
The Cheesecake Factory
Brinker International
Ruby Tuesday
10-Year Revenue CAGR
5.5%
6.8%
(2.2)%
1.9%
DARDEN
The Cheesecake Factory
Brinker International
Ruby Tuesday
10-Year EBITDA CAGR
5.1%
6.0%
(1.8)%
(8.6)%
DARDEN
The Cheesecake Factory
Brinker International
Ruby Tuesday

Source: Company filings

Note: Bloomin' Brands not considered as only three years of public data available. Darden SRS includes Olive Garden, Red Lobster and LongHorn.

Return of Capital Is Also a Priority, with Nearly $4 Billion Returned to Shareholders Over the Past Decade

2004-2013 Cumulative Capital Returns

2004- 2013 Cumulative Share Repurchase	$ 2.6bn
2004-2013 Cumulative Dividends Paid	$ 1.2bn
2004-2013 Avg. Annual Capital Returned as % of Avg. Market Cap	7.0 %



$ 248
$ 235
$ 13
FY04
$ 324
$ 312
$ 13
FY05
$ 493
$ 434
$ 59
FY06
$ 437
$ 371
$ 66
FY07
RARE Acquisition
$ 260
$ 159
$ 101
FY08
$ 255
$ 145
$ 110
FY09
$ 225
$ 85
$ 140
FY10
$ 561
$ 385
$ 175
FY11
$ 599
$ 375
$ 224
FY12
Yard House Acquisition
$ 311
$ 52
$ 259
FY13
DPS $ 0.08 $ 0.08 $ 0.40 $ 0.46 $ 0.72 $ 0.80 $ 1.00 $1.28 $1.72 $2.00
Dividends
Share Repurchase

Note: Fiscal year ends in May. $ in millions, except for per share data or unless otherwise noted.

Our Total Shareholder Return Over the Past Decade Has Been Impressive



200%
150%
100%
50%
0%
(50)%
(100)%
Indexed Total Return¹
Dec-2004
Clarence Otis is
named CEO
166.3%
99.8%
57.2%
Feb-2004
Feb-2006
Feb-2008
Feb-2010
Feb-2012
Feb-2014
Daily from 27-Feb-2004 to 28-Feb-2014
Darden
Peers
S&P 500

Source: Bloomberg as of 28-Feb-2014 and Company press releases

Note: Peers include Bloomin', Brinker, Cheesecake Factory and Ruby Tuesday.

[1] Calculated as dividends reinvested plus share price appreciation.

DARDEN

Priorities for Value Creation


Important Refinements to Our Strategic Framework
Exciting New Remodel and Logo Direction
Execute Against Robust Operations Improvement Plan
1
Execute Olive Garden Brand Renaissance
Robust Service Strengthening Path
Holistic Core Menu and Promotion Plan
New Approach to Advertising and Promotions

2 *Develop LongHorn into America's favorite steakhouse*

3 *Grow SRG total sales by more than $1.0bn over the next 5 years*

4 *Disciplined capital allocation*

- Limit capital expenditures to organic growth
- Improve key credit metrics
- Target ~70 – 75% payout ratio, reducing over time
- Maintain active share buyback program

5 *Further optimized operating support and direct operating costs*

6 *Better aligned management compensation*

7 *Separate Red Lobster through a spin-off or sale to enhance focus*

- Renewed focus on quality, craveability and variety
- Streamline restaurant operations to improve execution
- Redefine marketing and promotional strategy

II. Olive Garden Brand Renaissance

Olive Garden Is a Leading Casual Dining Brand and the #1 Italian Full Service Concept in the U.S…

IT IS A BRAND THAT HAS TAKEN SIGNIFICANT MARKET SHARE THE LAST FIVE YEARS…


Cumulative Total Sales Growth
FY 2009 to Q2 FY2014
+19.6% Olive Garden
(0.8)% Knapp-Track™
(Excluding Darden)
25 %
20 %
15 %
10 %
5 %
0 %
(5)%
(10)%
Jun-08
FY2009
FY2010
FY2011
FY2012
FY2013
Q2 FY2014

…IN PART BECAUSE OF VALUE CREATING NEW RESTAURANT GROWTH


Total Olive Garden Restaurants
691
723
754
792
828
FY2009
FY2010
FY2011
FY2012
FY2013

IT HAS ALSO TAKEN SHARE THROUGH SUSTAINED SAME-RESTAURANT SALES OUTPERFORMANCE VS THE INDUSTRY…


Cumulative Same-Restaurant Sales
FY 2009 to Q2 FY2014
(3.4)% Olive Garden
(8.7)% Knapp-Track™
(Excluding Darden)
8 %
3 %
(2)%
(7)%
(12)%
Jun-08
FY2009
FY2010
FY2011
FY2012
FY2013
Q2 FY2014

…AND ITS RELATIVE RESULTS ARE BOLSTERED BY ITS SUCCESS WITH KEY GUEST SEGMENTS


Percentage Change in Visits¹
2009 to 2013
Olive Garden
Casual Dining Industry
8.8%
(9.8)%
3.6%
(10.7)%
21.9%
(7.0)%
HH Income $60,000 to $100,000
Families with Kids
Hispanic Guests

Source: NPD CREST

[1] Years Ending September 30.

Note: Cumulative SRS and total sales is calculated as the cumulative sales growth from Jun-08 (beginning of FY2009) through Q2 FY2014 using the annual growth rate plus the average of the first two quarters of FY2014, divided by two to account for half a year.

…With Industry Leading Restaurant Economics

OLIVE GARDEN'S COMBINATION OF STRENGTHS RESULTS IN HIGH AVERAGE UNIT VOLUMES…



RubyTuesday
$ 1.8
$ 2.8
OUTBACK
STEAKHOUSE
$ 3.2
The Cheesecake Factory
$ 10.4
Olive Garden
ITALIAN RESTAURANT
$ 4.6

($ in Millions)

Source: 2013 Nation's Restaurant News Top 100 Report (June 2013)

…AND SOLID RESTAURANT-LEVEL MARGINS[1]



25.7%
23.9%
23.8%
23.0%
22.2%
Olive Garden
ITALIAN RESTAURANT
The Cheesecake Factory
BLOOMIN' BRANDS
BRINKER INTERNATIONAL
RubyTuesday

Source: Company information for Olive Garden; most recent 10K filings for others

[1] Reflects latest reported fiscal year. Restaurant Level Margins = (Company owned restaurant sales – food & beverage expenses – restaurant labor – restaurant expenses (excluding rent and marketing) - pre-opening expenses) / Company owned restaurant sales.

Overview of Brand Renaissance Plan

WITH OLIVE GARDEN'S SAME-RESTAURANT SALES LAGGING KNAPP-TRACK™ RECENTLY, WE ARE IMPLEMENTING A COMPREHENSIVE BRAND RENAISSANCE PLAN TO REGAIN MOMENTUM

We Are Building From Our Strong Foundation

1. Important refinements to our strategic framework
2. Execute against robust operations improvement plan
3. Holistic core menu and promotion plan
4. New approach to advertising and promotion
5. Robust service strengthening path
6. Exciting new remodel and logo direction

1 Important Refinements to Our Strategic Framework

Experience Today's Italy

↓

Food is prepared with fresh ingredients, and presented simply with a sense of flair and sophistication that is very Italian

↓

Experience is approachable and genuine so guests can focus on sharing and conversation

↓

Aesthetic is natural, clean and tasteful, while the tone is warm, relaxed and engaging

↓

The end result is a complete dining experience that is casual, yet stylish, creating an atmosphere that promotes togetherness, nurtures relationships and welcomes sharing

2 Robust Operations Improvement Plan Focused on Reducing Culinary Complexity

Phased Approach Resulting in Positive Results

- Phase I completed October 2013
- 91 PARs eliminated (40% reduction)
- Food preparation involves less labor, waste and paper products
- Annualized cost savings impact vs. FY13 of $19mm



$ 19.3
$1.3
$2.0
$3.0
$13.0
Paper
Waste
COGS
Labor

- Reinvesting significant portion of cost savings into higher quality food
- Phase II Implementation March 2014 to January 2015

[1] Source: Darden Guest Satisfaction Survey.

Impact Q2 FY14 vs. Q2 FY13[1]

Taste of Food **+4pts**	↑	↓	**Food Complaints** **(12)%**
Server Attentiveness **+8**	↑	↓	**Service Complaints** **(22)%**
False Waits **"All-time Low"**	↑	↓	**Lobby Complaints** **(39)%**

Successfully Targeting Bottom Quartile Multi-Unit Leaders



17%
83%

83% have improved since targeting



52%
48%

48% exceeding 18 month target after 6 months

3 A Holistic Core Menu and Promotion Plan


SUPERIOR VALUE
Evolving Lighter Fare Platform
New Culinary-Forward Platforms
- Seasonal Offerings
- Dinner Specialties
- All with Bolder Flavors
Simple, Compelling Price-Pointed Promotions
Intend to use promotions to introduce additions to core menu
Improving the Classics
CHOICE AND VARIETY
New Everyday Affordability Platform
Cucina Mia
Enhanced Pronto Lunch
Added Occasions
- Italian Small Plates
- Tastes and Toasts
CONVENIENCE
Enhanced To Go

3 We Are Excited to Be Introducing New Lunch and Dinner Menus…

A NEW LUNCH MENU


PRONTO LUNCH
UNLIMITED SOUP, SALAD & BREADSTICKS – JUST $6.99!
NEW TUSCAN TRIO COMBINATION

FRONT


CLASSIC LUNCH

BACK



Antipasti Topper



Caprese Topper


NEW SMASHED CHICKEN MEATBALL SANDWICH

Smashed Chicken Meatball Sandwich

A NEW DINNER MENU


TASTES OF ITALY
CUCINA MIA!
POLLO
ANTIPASTI
CUCINA CLASSICA
PESCE
CARNE
LIGHTER ITALIAN FARE
ZUPPE E INSALATE
PIZZE



Salmon Bruschetta



Crab Topped Chicken



Pappardelle Pescatore

Note: Menus launched 24-Feb-2014.

3 …As Well As Additional Efforts that Broaden Relevance

NEW TASTE AND TOASTS OFFERING (LAUNCHED DECEMBER 2, 2013)


New
TASTES AND TOASTS of Italy
Monday–Friday until 6 p.m.
TASTES


NEW!
TASTES AND TOASTS of Italy
Monday–Friday until 6 p.m.
TOASTS
UPGRADE TO OUR SIGNATURE COCKTAILS!



NEW PLATEWARE THAT LETS THE FOOD BE THE STAR (COMING IN FY2015)

BEFORE



AFTER


NEW ROSEMARY GARLIC CHICKEN

ENHANCED TO GO! OFFERING

- Take Out Specialists Re-trained
- New Phone System Installed
- On-line Ordering in FY15
- Large Order Delivery Test in FY15
- Carside Delivery Test in FY15


To Go!


To Go!
PARKING ONLY

Olive Garden ITALIAN RESTAURANT

4 New Approach to Advertising and Promotion

CURRENT


Never Ending
Pasta Bowl

- Largely limited time product-at-a-price
- Some offers repeated two to three times a year
- Nearly all 100% national television supported

FUTURE


NEW
Grill Italia
CUCINA
MIA!
NEW! WEEKNIGHT
SIGNATURE
FAVORITES
JUST $10

- Targeted offers that are relevant to different guest occasions
- Introduce news that stays around
- Be in the market with simultaneous targeted messages, using a variety of media

ENHANCED SOCIAL MEDIA ENGAGEMENT

Beginning December 2013

Increased Interactions Per Post

	From	To
Facebook	From: 3.27% engagement rate	To: 6.52%
Twitter	From: 240 interactions	To: 468
Instagram	From: 282 interactions	To: 339

Enhanced Guest Relations & Recovery…

October: 3 interactions	December:	342
November: 7 interactions	January:	674
	February[1]:	595

…through active listening and real-time engagement 7 days a week

[1] Through 20-Feb-2014


Chy Harding
@hardon94
Following
@olivegarden thank you for making it right with me, about my past experience. The service was wonderful!
Reply Retweet Favorited More
Lowell Eschen
@LSE14
Follow
Wow! @olivegarden social media crew is on top of their game!! They're ALMOST as good as the breadsticks...

5 Robust Service Strengthening Path *Beginning in FY2015*

FROM TRAINING THAT…

- Is perceived to be too procedural and steps based

TO TRAINING THAT…

- Teaches from a guest point of view
- Uses stories from guests to reinforce experiences that matter to guests
- Encourages personalized service delivery





FROM SERVICE SUPPORT THAT…

- Uses traditional hosts and bussers with independent roles
- Lacks food running support

TO SERVICE SUPPORT THAT…

- Has increased server support to make it easier for servers to be consistently great
- Leverages one “Guest Ambassador Team” that flexes duties to align with business needs

Guest Ambassador Team



Shift Assignment: Clear Tables Seat Guests Assist with Refills

Shift Assignment: Where Directed by Manager

Shift Assignment: Run Food

6 An Exciting Remodel Direction…







Exterior

Lobby and Bar

Dining Room


Olive Garden





6 …Set to Drive Strong Sales Momentum



Currently 350 restaurants in need of remodeling
Finish designing and testing new remodel in 2015
First 75 restaurants remodeled FY15
Remodel 125 – 150 restaurants a year in FY16 and FY17
2014
2015
2016
2017
2018

Remodeled Restaurants	0	75	200 – 225	350
Cumulative CapEx[1]	0	$35 – $40mm	$100 – $110mm	$150 – $175mm

OUR REMODEL EXPENDITURE OVER 2015-2018 IS WELL WITHIN OUR REDUCED CAPEX PLAN

[1] Estimated remodel cost per unit to be between $450 – $500k.

6 Reinvigorated Logo to Represent the Improved Brand

NEW LOGO IS CLEAN, FRESH AND APPEALING

New logo development based on work assisted by Lippincott, a nationally-recognized design firm, that started with the modified brand positioning as the foundation for initial creative design, followed by qualitative research to further shape the design, then validated based on quantitative research to confirm the final design


Olive Garden
ITALIAN KITCHEN
153


Olive Garden
ITALIAN KITCHEN
153

Business Renaissance Plan Strengthens Olive Garden's Hard Earned Position in the Market

"A NICER PLACE THAN THE PRICE SUGGESTS"

BAR & GRILL

Price-focused

Convenient

Casual / Family Friendly

Broadly Appealing Food

Olive Garden ITALIAN KITCHEN

POLISHED CASUAL

Value-focused

Attentive Service

Sophisticated Ambiance

Culinary Forward Cuisine

Olive Garden Benefits:

- Differentiated value with a strong balance between what you get and what you pay
- High quality fresh food, soups and sauces made from scratch
- Italian generosity
- Culinary exploration
- Friendly service from engaged, proud team members who make the extra discretionary effort
- Atmosphere designed to foster connection and sharing, with touch of flair

Source: Darden iTracker and Olive Garden Brand Mind-Modeling Research

III. Update on Our Other Strategic Initiatives

LongHorn: Journey to Becoming America's Favorite Steakhouse

Significant Progress Has Been Made Since FY2008 Acquisition…

- Leveraged and drove further integration of Darden's restaurant support platform
- Elevated brand marketing capabilities and completed "roadhouse to ranch house" brand positioning
- Invested in increased media
- Completed Steak House remodel
- Launched new dinner and lunch menus

…And We Have a Focused Vision Going Forward

- Further differentiate the brand and guest experience
- Elevate quality and culinary creativity
- Continue journey towards national penetration

National Penetration Opportunity ($ in millions)

	Current	Ultimate Potential
No. of Restaurants	453	700
AUV	$3.1	$3.4
Total Sales	$1,347	$2,400
Incremental Profit		+$150



Legacy Markets
Emerging Markets
Growth Opportunity

Note: Numbers on map represent restaurants per state. Potential AUVs and total sales are shown in current dollars. Current AUV and Total Sales are LTM as of Q3 2014.
[1] Incremental Profit is driven by new unit growth contribution of +$90mm and same-restaurant sales growth of +$60mm.

DARDEN

SRG: Strong Portfolio of Brands with Unique Differentiation and Significant Growth Opportunity

Key Brand Highlights

- The Capital Grille is the premier upscale steakhouse chain in the U.S.
- Yard House is one of the fastest growing high volume restaurant concepts in the country
- Seasons 52 is an on-trend leader in the polished casual dining segment
- Bahama Breeze is well positioned as a differentiated next generation Bar and Grill brand
- Eddie V's is a highly differentiated concept offering a modern luxury seafood experience

Plan to Leverage Strong Operating Platform for Future Growth

- Total annual sales growth of 11 – 14%
  - — Same-restaurant sales growth of 2 – 4%
  - — New restaurant growth of 9 – 10%
- Expanding margins
- Enterprise cash flows support the group's stable and consistent growth

National Penetration Opportunity ($ in millions)

	Current	Ultimate Potential
No. of Restaurants	189	500
AUV	$6.8	$7.5
Total Sales	$1,187	$3,700
Incremental Profit [1]		+$280


Markets
Growth Opportunity

Note: Numbers on map represent restaurants per state. Potential AUVs and total sales are shown in current dollars. Current AUV and Total Sales are LTM as of Q3 2014.
[1] Incremental Profit is driven by new unit growth contribution of +$230mm and same-restaurant sales growth of +$50mm.

DARDEN

New Unit Growth: Reduced Expansion Allows for More Efficient Capital Allocation and Supports Improved Financial Results

	Previous	Current	Rationale
Olive Garden	• ~1% new unit growth • ~10 new units annually	• Hiatus on new unit growth	• Discontinuing new unit growth to increase focus on stabilizing the brand and regaining momentum
LongHorn Steakhouse	• 5 – 6% new unit growth • 30 – 35 new units annually	• 3 – 4% new unit growth • 15 – 20 new units annually	• LongHorn has already reached the scale required to support national cable advertising • Reduced pace of growth ensures that LongHorn will have experienced restaurant management talent
Bahama Breeze Island Grille, The Capital Grille, Seasons 52 Fresh Grill, Yard House, Eddie V's Prime Seafood	• 11 – 12% new unit growth • 25 – 30 new units annually	• 9 – 10% new unit growth • 20 – 25 new units annually	• Higher unit growth supported by underlying restaurant economics as the brands continue to grow their guest base • Modest decrease in unit growth to free up cash for capital return

Reducing Costs: We Have Made Significant Progress Towards Our Targets and Continue to Focus on Identifying Additional Opportunities

- Announced operating support cost reductions of $60 million annually
- Progress this year suggests actions driving those reductions likely to yield higher savings
- Also focused on opportunities for even more streamlined operating support costs as we complete the Red Lobster separation
- Have retained Alvarez & Marsal to assist with efforts to identify additional operating support and direct operating cost savings opportunities as well as potential revenue enhancement opportunities

Better Aligned Management Compensation: Will Ensure Efficient Growth and Strong FCF

Incentive Program	Current Plan	Proposed Measures Under Consideration
New Darden (FY15)		
Annual Management Incentive Plan	• EPS (Darden) or Operating Profit (Business Units): 70% • Sales Growth: 30%	• EPS (Darden) or Operating Profit (Business Units): 60 – 80% • Same Restaurant Sales (SRS): 20 – 40%
Three-Year Performance Share Units	• Darden EPS Growth: 50% • Darden Sales Growth: 50%	• Darden EPS Growth: 40 – 60% • Darden Free Cash Flow : 40 – 60% • Darden TSR relative to median S&P500 “adjuster”: +/-10%
New Red Lobster (FY15)		
Annual Management Incentive Plan	• Operating Profit: 70% • Sales Growth: 30%	• Operating Cash Flow: 60 – 80% • Same Restaurant Sales (SRS): 20-40%
Three-Year Performance Share Units	• Darden EPS Growth: 50% • Darden Sales Growth: 50%	• EPS Growth: 20-40% • Free Cash Flow: 60 – 80% • SRS “adjuster”: +/-10%

Higher Same-Restaurant Sales

Increased Free Cash Flow

Higher Shareholder Returns

Red Lobster Separation: Strategic Rationale

1. Separation will allow "New Darden" and "New Red Lobster" to better serve their increasingly divergent guest targets

2. Red Lobster and the remainder of the Darden portfolio have a divergent unit growth profile and therefore differing capital priorities

3. Red Lobster has more same-restaurant sales volatility which adversely affects Darden's overall performance

4. Focus that works best for Red Lobster would require additional dedicated operating support resources within Darden

5. Transaction transforms the portfolio into two independent companies that can each focus on separate and distinct opportunities to drive long-term shareholder value

Red Lobster currently puts downward pressure on Darden's sales, earnings and margin growth, and an appropriate value creation strategy for Red Lobster would create additional pressure

Red Lobster's Appropriate Guest Target Is Becoming Increasingly Different from the Rest of Darden's Portfolio

1



Red Lobster
(16)%
(4)%
0%
63
53
38
37
33
33
% Traffic 47% 43% 29% 30% 25% 27%
Under $60m $60m - $100m Over $100m
Income Levels
FY08 FY13
Olive Garden
6%
23%
11%
87
92
57
70
53
59
% Traffic 44% 42% 29% 32% 27% 27%
Under $60m $60m - $100m Over $100m
Income Levels
FY08 FY13
LongHorn
26%
38%
50%
16
20
15
20
17
26
% Traffic 33% 30% 31% 31% 37% 40%
Under $60m $60m - $100m Over $100m
Income Levels
FY08 FY13

Note: Guest counts in millions.

DARDEN

2 Runway for Future Unit Growth at Olive Garden, LongHorn and SRG, But Not For Red Lobster

FY2010 – FY2013 Openings Actual vs. Hurdle (Excluding Relocations and Rebuilds)



Average Weekly Guest Count (AWGC)
(474)
3,755
3,281
+228
4,634
4,862
+318
2,883
3,201
+100
2,785
2,885
Hurdle
Actual
Hurdle
Actual
Hurdle
Actual
Hurdle
Actual

Units Evaluated	Red Lobster (21 Units)	Olive Garden (139 Units)	LongHorn (117 Units)	SRG (44 Units)
Unit Potential[1]:	**Limited Additional Units**	**Additional Units Possible**	**Additional 300+ Units**	**Additional 400+ Units**
	• New restaurants have not been creating value, even after prototype optimization • Not covering cannibalization of existing units	• A smaller prototype would reduce hurdle by 1,000+ guests to support additional expansion	• Prototype has been optimized • Successfully expanding to national scale	• Significant white space for most SRG brands with the additional tailwind of a more resilient higher income guest

[1] Domestic potential only.

DARDEN

3 Red Lobster's Same-Restaurant Sales Results Have Increased Darden’s Overall Operating Volatility

Sequential Quarterly Same-Restaurant Traffic Changes



12.1 %
8.6 %
7.0 %
4.8 %
3.3 %
0.3 %
(0.2)%
(2.5)%
1.3 %
(1.3)%
(1.7)%
2.3 %
0.1 %
(0.6)%
(2.4)%
2.4 %
0.8 %
1.0 %
(0.6)%
(1.5)%
(2.0)%
2.1 %
1.2 %
(1.2)%
(9.6)%
2.6 %
1.8 %
1.4 %
(2.3)%
(2.2)%
(5.3)%
(5.4)%
(9.7)%
1.3 %
1.4 %
3.7 %
1.0 %
(0.6)%
2.4 %
(3.7)%
(4.1)%
3.0 %
(2.1)%
(2.2)%
(2.3)%
6.2 %
6.4 %
2.6 %
(2.3)%
(2.5)%
(6.1)%
(10.1)%
2.8 %
1.4 %
0.6 %
(1.5)%
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Knapp-Track™
LongHorn
Olive Garden
Red Lobster

Note: Reflects Darden’s fiscal year; % = percentage points.

DARDEN

4 Red Lobster Transformation Plan Benefits From a Tailored Strategy and Dedicated Management Team

Selected Strong Management Team with a Clearly Defined Vision for the Brand

Three-Pronged Approach and Multi-Year Plan to Drive Sales and Profitability

- Greater focus on seafood quality, craveability and variety
  - Serve the freshest ingredients and deliver delicious tasting seafood
  - Improve product offerings to align with key consumer occasions and local preferences
- Streamlining restaurant operations to drive efficiency
- More tailored marketing and promotional strategy that leverages brand equity with core guests

- Successful execution would benefit from putting in place dedicated support resources for Red Lobster in key areas that are not easily provided by Darden's integrated support structure
- Also involves actions that would put downward pressure on Darden's sales, earnings and margin growth
- Can still drive significant value creation for Red Lobster on a standalone basis

5 Separation Results in Two Independent Companies Each Better Able to Execute On Their Strategic Focus

		"New Darden"	"New Red Lobster"
Strategic Focus		• Retaining core customers and expanding customer base to grow same-restaurant sales • Selective investment in expanding customer base and new unit growth to drive cash flow growth and increasing return of capital to shareholders	• Retaining core customers to maintain stable same-restaurant sales • Consistent and stable cash flow generation to support return of capital to shareholders
Revenue Mix[1]			LTM Sales $2.5bn
Financial Metrics[1]	**Total Units**	1,484	706
	Owned Real Estate[2] (Units)	585	473
	LTM AUV	$3.1mm – $8.2mm	$3.5mm
Financial Strategy	**Target Credit Profile**	Investment grade	Non-investment grade
	Target Capital Structure	Reduced overall debt load with pro forma leverage in-line with or less than current level	Leverage supported by strong FCF profile and in-line with restaurant peers
	Initial Payout Ratio	70-75% (expected to be reduced over time)	~75% ongoing

LTM Sales
$6.2bn
Other
$37mm
<1%
SRG
$1.2bn
19%
Olive Garden
$3.7bn
59%
LongHorn
$1.3bn
22%

[1] Reflects unaudited LTM figures as of Q3 FY2014. Red Lobster revenue figures exclude consumer products revenue of $5mm.
[2] Owned real estate excludes properties subject to land-only leases.

DARDEN

Update and Timeline for Red Lobster Separation

Transaction Structure

- Potential tax free spin-off of Red Lobster, which will result in 100% pro rata distribution of Red Lobster stock
- Sale process also being conducted that may result in greater value

Capital Structure and Allocation

"New Darden"

- Use proceeds from Red Lobster transaction to retire a portion of Darden's debt
  - Should result in a flat to modest overall improvement in leverage ratios
  - Continue to preserve investment grade rating
- Expect to maintain attractive, consistently growing dividend but gradually reduce payout ratio over time
- Return of capital to shareholders will include increased share repurchase
- In event of sale, excess proceeds after debt reduction to be returned to shareholders via share repurchase

"New Red Lobster"

- Optimize pro forma capital structure to leverage strong cash generation
- Target strong non-investment grade credit rating
- Significant return of capital to shareholders through dividends and share repurchase

Progress to Date

- Preparing Red Lobster for separation (e.g. carve-out audited financials, infrastructure etc.)
- Sales process well underway and on track
- Executive and senior management team for separated Red Lobster appointed
- Ongoing dialogue with credit ratings agencies

Next Steps

- Continue to pursue sale and spin tracks
- For spin, file form 10 and complete review process with SEC
- Board to decide on value-maximizing alternative and give final approval to separation
- Create separate capital structures (if spin path is selected)
- Confirm tax-free status of spin-off (if this path is selected)
- Obtain third party approvals

IV. Board Review of Additional Strategic Options

We Have an Independent Board with the Right Experience to Lead

- **Independent oversight**
  - — 11 of 12 directors are independent; annually elected Board
  - — Experienced lead independent director
  - — Fully independent Finance, Audit, Nominating & Governance and Compensation committees
  - — The board conducts an annual review of director independence
- **Right mix**
  - — Four of Darden's independent directors have joined the board in the last five years and two new directors added in the last two years
  - — Recognized as leaders in their respective fields
- **The right experience for Darden at the right time**
  - — Five directors have direct experience in consumer and retail industries
  - — Brand building, policy expertise, CEO and CFO experience, operational leadership, real estate
  - — Extensive experience leading M&A transactions
- **Active involvement**
  - — Robust lead independent director structure alongside combined Chairman/CEO, with Lead Director and Shareholder Communication Procedures in place
  - — Board reviews the company's people and talent management strategy at least annually
  - — Board assesses major risks facing the Company and reviews options for their mitigation

Darden's Board – Diverse and Proven Leadership with Investor, Financial and Executive Backgrounds

- **Michael W. Barnes**
  - — CEO of Signet Jewelers
  - — Experience in consumer marketing and supply chain operations
- **Leonard L. Berry**
  - — Professor of Marketing and M.B. Zale Chair in Retailing and Marketing Leadership, Mays Business School
  - — Knowledge of retail operations, consumer marketing/brand building, human resources, health care
- **Christopher J. Fraleigh**
  - — Chairman and CEO of Shearer's Foods
  - — Knowledge of consumer marketing/brand building, franchising, and supply chain management and distribution
- **Victoria D. Harker**
  - — Chief Financial Officer of Gannett
  - — Knowledge of accounting and financial controls, corporate finance and strategy, technology, and M&A
- **David H. Hughes**
  - — Director of SunTrust Banks. Previously served as chairman of Hughes Supply
  - — Knowledge of financial controls , accounting, corporate governance, supply chain and distribution, and M&A
- **Charles A. Ledsinger, Jr. (Lead Independent Director)**
  - — Chairman and managing director of SunBridge Capital Management and former CEO of Choice Hotels
  - — Extensive knowledge of consumer marketing, international operations, corporate finance, supply chain, real estate, and M&A

- **William M. Lewis, Jr.**
  - — Managing director and co- chairman of Investment Banking at Lazard
  - — Knowledge of corporate finance structure and strategies, operation of the capital markets, real estate, and M&A
- **Connie Mack III**
  - — Chairman Emeritus of Liberty Partners Group and United States Senator from 1989 to 2000
  - — Extensive knowledge regarding a wide range of public policy matters and significant public company board experience
- **Clarence Otis, Jr.**
  - — CEO and Chairman of the Board of Darden
  - — Nearly 20 years of history with the Company provides in-depth knowledge of the industry and the Company, with previous experience in M&A and corporate and public finance
- **Michael D. Rose**
  - — Chairman of the Board of Midaro Investments and former Chairman & CEO of Promus Hotels
  - — Extensive knowledge of hospitality operations, financial accounting and strategy, real estate development, and M&A
- **Maria A. Sastre**
  - — President and COO of Signature Flight Support
  - — Extensive knowledge of retail and hospitality operations, international operations, corporate finance, supply chain and distribution, and M&A
- **William S. Simon**
  - — EVP of Wal-Mart Stores
  - — Extensive experience in retail operations, food service and restaurants, as well as consumer packaged goods

The Board Regularly Evaluates Alternatives to Enhance Shareholder Value

- 8 board meetings during fiscal year 2013
  - In fiscal year 2014, Board has been meeting almost "monthly" including enhancing its oversight through a Transaction Committee
- Data and analysis provided by independent financial advisors and legal counsel
- Discussions with and feedback from Darden shareholders
- Key considerations:
  - Preserving the dividend
  - Maintaining investment grade rating
  - Avoiding complexity that could derail Olive Garden improvement
  - Maintaining operational and financial flexibility



Financial Alternatives
Portfolio Reconfiguration
Sale / Spin-Off SRG Brands
Sale / Spin-Off LongHorn & SRG Brands
Real Estate
Spin-Off
Sale / Leaseback
Unit Optimization
Refranchising
Unit Rationalization
Capital Allocation
Dividend
Share Repurchase
Reduce Capital Expenditures

DARDEN

Review of Other Potential Portfolio Separation Alternatives

THE STRATEGIC RATIONALE FOR THE RED LOBSTER SEPARATION WAS DISCUSSED IN THE PRIOR SLIDES. THE BOARD ALSO CONSIDERED A NUMBER OF FINANCIAL FACTORS WHEN ANALYZING THE OTHER SEPARATION ALTERNATIVES

	SRG	LongHorn / SRG
Cash Flow	• Removes benefit/synergy of having large balance sheet behind growth business	• Weak cash flows expected at SpinCo
Debt Allocation	• All existing debt would need to sit at RemainCo due to inability to put leverage on SpinCo	• Vast majority of existing debt would need to sit at RemainCo due to inability to put leverage on SpinCo
Credit Profile	• Loss of substantial earnings without commensurate de-leveraging would jeopardize investment grade credit rating	• Loss of substantial earnings without commensurate de-leveraging would jeopardize investment grade credit rating
Dividend	• Likely cut to the dividend in aggregate	• Likely cut to the dividend in aggregate

Considerations for Real Estate Separation

Operational

- Significant loss of control
  - — Inhibits ability to easily close or relocate underperforming units
- Darden and the landlord may have diverging objectives

Financial

- Rent burden hurts margins and inhibits flexibility
- Diminished capacity to return capital to shareholders and maintain current dividend level
- Significant friction costs
- No longer insulated from rising rent environment

Capital Structure

- Significantly increases leverage
  - — Likely loss of investment grade credit rating
- Reduced access to credit markets, especially in an economic downturn, and increased borrowing costs

SPIN-OFF

- Potential downward pressure on Darden's trading multiple given Darden is now likely to be less creditworthy and have diminished operational flexibility
- Darden REIT would likely trade at a meaningful discount to the publicly-traded triple net lease (NNN) REITs
- Uncertainty and complexity associated with ability to undertake tax-free spin-off of REIT

SALE / LEASEBACK

- Darden's expansive real estate portfolio makes it likely that portfolio would be sold off in pieces
  - — Would take significant time and involve high execution risk
- Tax leakage from sale
- Sale / leaseback is effectively an expensive form of secured debt financing relative to other financing options available to Darden

Optimizing the value of our significant real estate assets is an ongoing focus for the Company. Based on our analysis, a full real estate separation would introduce significant operational complexity, would remove from Darden an important strategic asset and would likely not create meaningful shareholder value

DARDEN

Review of Darden's Existing Real Estate Portfolio

WHILE A SIGNIFICANT PORTION OF OUR REAL ESTATE IS OWNED, THE MAJORITY IS LEASED AND GROUND LEASED PROPERTIES

	Counts				Total Square Footage (k)			
	Leased	Ground Lease	Owned	Total	Leased	Ground Lease	Owned	Total
Red Lobster	39	184	456	679	335	1,388	3,381	5,104
Olive Garden	65	349	416	830	603	2,820	3,485	6,907
Canada[1]	9	3	21	33	74	25	156	256
SRG	121	47	21	189	1,231	424	211	1,866
LongHorn	41	274	138	453	236	1,640	788	2,664
Other (Synergy Restaurants)	0	0	6	6	0	0	58	58
Total	**275**	**857**	**1,058**	**2,190**	**2,479**	**6,297**	**8,078**	**16,855**

Note: As of Q3 FY2014

[1] Red Lobster accounts for 27 locations and Olive Garden accounts for 6 locations in Canada.

DARDEN

A Darden REIT Is Likely to Trade at a Significant Discount

GIVEN THAT A DARDEN REIT WOULD LIKELY LACK THE CHARACTERISTICS OF HIGHLY-VALUED REITS – IN PARTICULAR ITS EXPOSURE TO A SINGLE PROPERTY TYPE AND SINGLE TENANT RISK WITH SPECIFIC USE LIMITATIONS – IT WILL LIKELY TRADE AT, OR BELOW, THE LOW END OF THE TRIPLE NET LEASE (NNN) REIT MULTIPLE TRADING RANGE

		Highly Valued Public NNN REITs	Darden REIT
Property Portfolio	Diverse Tenant Base	✓	✗
	Nature / Diversity of Portfolio / Property Type	✓	✗
	Low Tenant Switching Costs	✓	✗
	Full Property Control (Owned and Ground Leased)	✓	?
	Credit Quality of Tenant Base	✓	✗[1]
Key Investor Objectives	Independence	✓	?
	Dividend Track Record (consistency in payout)	✓	?
Other Considerations	Long REIT Track Record	✓	✗
	Low Balance Sheet Leverage	✓	?
	Opportunities For Growth	✓	?
	Size/Scale	✓	✓
	Inclusion in REIT Indices	✓	✓
	Trading Coverage (research coverage, institutional shareholder following)	✓	?

[1] Darden OpCo likely to be considerably less credit worthy because of the implicit leverage due to incremental rental costs.

DARDEN

How Does Darden Compare?
Tenant Diversification and Credit Quality

- A Darden REIT would initially lack any property-type or tenant diversification as its assets would be leased to a single, non-investment grade credit, and opportunities to expand its tenant base may be limited
- REITs that lease customized real estate to a tenant that experienced recent negative SRS growth is problematic, especially when proposed lease terms have annual rent increases


Tenant Diversification
100 %
95 %
5 %
74 %
26 %
32 %
43 %
25 %
64 %
21 %
15 %
51 %
37 %
12 %
63 %
30 %
7 %
65 %
30 %
5 %
61 %
34 %
5 %
76 %
20 %
4 %
77 %
20 %
3 %
NA
Darden REIT
Gaming and Leisure Properties
Agree Realty
EPR
Spirit
Government Properties
Select Income
Realty Income
National Retail Properties
American Realty Capital
Lexington Realty
Getty Realty
% Top Tenant
% Tenants 2 - 10
% Remaining Tenants


Exposure to Non-Investment Grade Tenants
100 %
100 %
38%
62%
NA
51 %
49 %
27 %
73 %
NA
35 %
65 %
NA
51 %
49 %
54 %
46 %
NA
Darden REIT
Gaming and Leisure Properties
Agree Realty
EPR
Spirit
Government Properties
Select Income
Realty Income
National Retail Properties
American Realty Capital
Lexington Realty
Getty Realty
% Investment Grade Tenants
% Non-Investment Grade Tenants

Source: Latest company filings
Note: Getty is NA due to insufficient information. Gaming and Leisure Properties is pro forma for the acquisition of unaffiliated gaming real estate assets (Casino Queen) for $140mm. % Investment grade tenants for Government Properties reflects percentage of annualized rental income attributable to the U.S. Federal government, state governments and the United Nations. Tenant diversification is based on rental revenue.

DARDEN

How Does Darden Compare?
Review of Property Type and Switching Costs

Darden Property Type Diversification vs. Peers



DARDEN REIT
Restaurants 100%
GOVERNMENT PROPERTIES
Office 100%
GAMING AND LEISURE PROPERTIES
Gaming 100%
NATIONAL RETAIL PROPERTIES
Convenience Stores 20%
Other 43%
Restaurants 15%
Health and fitness 4%
Theaters 5%
Automotive 13%
AGREE REALTY
Restaurant 2%
Bank 1%
Other 4%
Shopping Center 42%
Retail 50%
Automotive 2%
LEXINGTON REALTY
Multi-tenant 7%
Retail / Specialty 2%
Industrial 15%
Office 47%
Long-term Lease 29%
EPR
Other 1%
Recreation 14%
Education 16%
Entertainment 69%
SELECT INCOME
Land Easement 44%
Building Equipment 56%
REALTY INCOME
Manufacturing 3%
Agriculture 3%
Office 7%
Retail 77%
Industrial and Distribution 11%
SPIRIT
Specialty Retail Properties 24%
Restaurants 17%
Other 36%
Drug 6%
Department/ Discount 16%
AMERICAN REALTY
Distribution 17%
Office 25%
Retail 58%

Casual dining restaurants have high switching costs:

- Switching costs are substantial due to significant exterior and interior brand-specific design element changes and investment required to retrofit the structure for another casual dining brand
- Success of property disproportionately tied to brand

Source: Latest company filings
Note: Getty is NA due to insufficient information. Gaming and Leisure Properties is pro forma for the acquisition of unaffiliated gaming real estate assets (Casino Queen) for $140mm.

DARDEN

How Does Darden Compare?
Significant Proportion of Ground Leases Is Unattractive

- Darden has a high concentration of ground leased properties instead of fee simple real estate ownership whereas publicly-traded NNN REITs typically own very few or in many cases zero ground leased properties due to the complexities they present
- Properties subject to ground leases with relatively short-term expirations tend to be significantly more difficult to finance
- Public and private investors recognize that ground leases have significantly lower values and higher cap rates than fee simple real estate
- Majority of Darden ground leases expire in less than 15 years


Ground Leases as a Percentage of Total Property Portfolio
40%
14%
7%
1%
<1%
<1%
<1%
NA
NA
NA
NA
NA
Darden REIT
EPR
Agree Realty
National Retail Properties
Spirit
Lexington Realty
Realty Income
Government Properties
Getty Realty
Select Income
Gaming and Leisure Properties
American Realty Capital

Source: Public filings

Notes: Darden REIT figures based on 857 properties subject to ground leases and 2,190 total properties. EPR assumes 2.1mm sq. ft. out of 14.6mm total sq. ft. is subject to ground leases. Agree Realty assumes 0.2mm sq. ft. out of 3.3mm total sq. ft. is subject to ground leases. National Retail Properties assumes 0.05mm sq. ft. out of 4.1mm total sq. ft. is subject to ground leases. Spirit assumes 8 leasehold interests against a portfolio of 1,122 owned properties. Lexington Realty assumes $1.2mm of rent expense for leasehold interests against total rental revenue of $313.1mm. Realty Income assumes $1.0mm of annual ground lease obligations against total rental revenue of $778.4mm. American Realty Capital, Gaming and Leisure Properties, Government Properties, Getty Realty, and Select Income do not disclose any ground leases in most recent forms 10-K.

Penn National REIT Is Not Analogous to Darden REIT

Penn National separated its gaming operating assets from its real property assets into two publicly traded companies, one an operating company and one a REIT, called Gaming and Leisure Properties (GLPI)

	Penn National REIT (GLPI)	Proposed Darden REIT
Tenant Switching Costs	• Casinos are not custom built for a specific tenant/operator • If Penn defaults on a lease then GLPI can find another tenant without having to spend a lot of money changing the property • Specific provisions in place on how to transfer the gaming license	• Special purpose real estate and high switching costs if tenant defaults on the lease • Switching costs are substantial due to significant exterior and interior brand-specific design element changes and investment required to retrofit the structure for another casual dining brand
Competition in Acquiring Additional Assets	• First and only REIT focused on owning and leasing casinos and has a first mover advantage in terms of offering other owner-operators of regional casinos the opportunity to sell their properties to GLPI at a higher price than they may be able to achieve by selling to other C-corp casino companies	• There are several diversified triple net REITs trading at attractive multiples that would be competing with Darden REIT for similar acquisitions that Darden REIT would target • Darden REIT likely to have more difficult time competing with other NNN REITs given higher cost of capital (i.e., lower multiple)
Debt Breakage Costs	• PENN had to refinance entire capital structure, but breakage costs were more modest given more freely pre-payable bank capital structure	• Would have significant debt breakage costs due to bond-heavy capital structure
Tenant Diversification	• Single-tenant, but expects to diversify over time through significant M&A (with natural opportunities immediately available)	• No existing diversification with limited options for diversification in the future, especially given its likely cost of capital disadvantage (ie, a lower multiple) vs. existing REITs when competing for assets

Potential Friction Costs Overview

FORMATION OF A REIT WOULD INVOLVE MEANINGFUL FRICTION COSTS, THE MOST SIGNIFICANT BEING THE DEBT BREAKAGE EXPENSE ASSOCIATED WITH THE EXPECTED REFINANCING OF DARDEN'S APPROXIMATELY $2.5 BILLION IN CURRENT DEBT, WHICH WOULD BE NECESSITATED BY SUCH A TRANSACTION

	Issue	Low	High
Breakage Costs	• Make-whole payment for existing debt complex	$300	$400
Transaction Expenses[1]	• Refinancing expenses • Fees for tax, legal, financial, other advisory	75	125
Other	• Taxable gains (especially in a sale/leaseback transaction) as well as transfer taxes and property tax reassessments • Costs associated with purging the tax "earnings and profits" allocated to the REIT, which would likely further increase leverage at OpCo • Ongoing SG&A costs of a second public company	+	+

Note: $ in millions. Figures shown above are pre-tax, though a portion of the total expenses which would be incurred would not be tax-deductible.

[1] Assumes current debt needs to be refinanced and non-investment grade credit rating.

V. Conclusion

Priorities for Value Creation


Important Refinements to Our Strategic Framework
Execute Against Robust Operations Improvement Plan
Holistic Core Menu and Promotion Plan
New Approach to Advertising and Promotions
Robust Service Strengthening Path
Exciting New Remodel and Logo Direction
1
Execute Olive Garden Brand Renaissance

2 *Develop LongHorn into America's favorite steakhouse*

3 *Grow SRG total sales by more than $1.0bn over the next 5 years*

4 *Disciplined capital allocation*

- Limit capital expenditures to organic growth
- Improve key credit metrics
- Target ~70 – 75% payout ratio, reducing over time
- Maintain active share buyback program

5 *Further optimized operating support and direct operating costs*

6 *Better aligned management compensation*

7 *Separate Red Lobster through a spin-off or sale to enhance focus*

- Renewed focus on quality, craveability and variety
- Streamline restaurant operations to improve execution
- Redefine marketing and promotional strategy

Darden has in place a comprehensive plan to enhance shareholder value that leverages Darden's position as the premier full service restaurant company

NOURISH & DELIGHT

Everyone We Serve.